Exhibit 99.2

May 28, 2019

Dear Shareholder,

You are cordially invited to attend the 2019 Annual Meeting of Shareholders (the “Annual Meeting”) of Anchiano Therapeutics Ltd. (“we” or the “Company”), to be held on Tuesday, July 2, 2019 at 4:00 p.m. (Israel time) at our executive offices at 1/3 High-Tech Village, Givat Ram, Jerusalem, 9139102, Israel.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Our Board of Directors (“Board”) recommends a vote FOR all of the proposals listed in the Notice.

We look forward to greeting personally those shareholders who are able to be present at the Annual Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares (“ADSs”) will receive voting instruction cards either electronically or by physical mail, depending on the delivery instructions such Holder has provided to its bank or broker. The voting instruction cards will be distributed by Broadridge Financial Solutions or each Holder's bank or broker on behalf of The Bank of New York Mellon, the depositary of the ADSs, and the voting instruction cards will enable them to instruct The Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the voting instruction card at your earliest convenience and either submit it electronically using the instructions enclosed or mail it in the envelope provided.

Thank you for your cooperation and continued support.

Sincerely,

/s/ Dr. Stephen J. Hoffman

Dr. Stephen J. Hoffman
Chairman of the Board

Anchiano Therapeutics Ltd.

NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 2, 2019

Notice is hereby given that the 2019 Annual General Meeting of Shareholders (the “Annual Meeting”) of Anchiano Therapeutics Ltd. (“we” or the “Company”) will be held on Tuesday, July 2, 2019, at 4:00 p.m. (Israel time) at our executive offices at 1/3 High-Tech Village, Givat Ram, Jerusalem, 9139102, Israel, for the following purposes:

1.	to reelect Dr. Frank G. Haluska, Dr. Stephen J. Hoffman, Mr. Robert T. Connelly, Mr. Reginald L. Hardy, Dr. Lawrence Howard, Mr. Isaac T. Kohlberg and Mr. Dennison T. Veru as directors of the Company;

2.	to approve the compensation payable to our directors;

3.	to approve the compensation package payable to Dr. Frank G. Haluska, our Chief Executive Officer;

4.	to approve an amendment to our Compensation Policy, regarding the vesting schedule of equity grants to our directors and certain executive officers;

5.	to approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;

6.	to report on the business of the Company for the fiscal year ended December 31, 2018, including a review of the fiscal 2018 financial statements; and

7.	to act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The foregoing proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Approval of Items 1 through 5 above will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting thereon; provided that with respect to each of Items 3 and 4, in addition to such majority vote, either (i) the shares voted in favor of such proposal include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter, as defined under the Israeli Companies Law, 1999, as amended (the “Israeli Companies Law” or the “Companies Law”) or (ii) the total number of shares voted by the disinterested shareholders described in clause (i) against such resolutions does not exceed two percent (2%) of the aggregate voting rights in the Company. Item 6 will not, and Item 7 is not expected to, involve a vote of the shareholders.

Shareholders of record at the close of business on June 3, 2019 are entitled to notice of and to vote at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual Meeting, to revoke the proxy or to vote your shares in person.

If you hold ordinary shares traded on the Tel Aviv Stock Exchange (“TASE”), you should deliver, mail (via registered mail or electronic mail) or fax your completed proxy, to arrive at least two business days prior to the date of the Annual Meeting, to the offices of the Company at:

For hand delivery or registered mail:

1/3 High-Tech Village

Givat Ram

P.O. Box 39264

Jerusalem 9139102, Israel

Attention: Corporate Secretary

For electronic mail:

avraham.hampel@anchiano.com

For fax:

+972-2-591-6107

in each case together with a proof of ownership (‘ishur baalut’) as of the record date; alternatively, you may vote such ordinary shares of the Company via the electronic voting system of the Israel Securities Authority (the “ISA”), up to 6 hours before the time fixed for the Annual Meeting. You should receive instructions about electronic voting from your broker.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Company’s Shareholder Register, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 17.4 of the Articles of Association of the Company, the vote of the joint holder who is named first in the Company’s Shareholder Register, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

In accordance with the Companies Law, (i) position statements with respect to any of the proposals at the Annual Meeting must be delivered to the Company no later than ten days prior to the date of the Annual Meeting and (ii) eligible shareholders, holding at least one percent of our outstanding ordinary shares, may present proper proposals for inclusion in the Annual Meeting by submitting their proposals to us within seven days following the date hereof and, if we determine that a shareholder proposal is appropriate to be added to the agenda of the Annual Meeting, we will publish a revised agenda in the manner set forth below.

We will file copies of the proxy statement and other documents with the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K and the ISA, which may be obtained without charge from the SEC’s website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il, our website at www.anchiano.com or by directing the request to our Corporate Secretary. If applicable, valid position statements or a revised agenda will be published by way of issuing a press release or filing a Form 6-K with the SEC and the ISA.

/s/ Stephen Hoffman
Dr. Stephen Hoffman
Chairman of The Board

Date: May 28, 2019

ii

Anchiano Therapeutics Ltd.

1/3 High-Tech Village, Givat Ram, Jerusalem, 9139102, Israel

PROXY STATEMENT

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (collectively, the “Shares”) of Anchiano Therapeutics Ltd. at the close of business on June 3, 2019, in connection with the solicitation by our Board of Directors of proxies for use at the 2019 Annual General Meeting of the Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.

The 2019 Annual General Meeting of the Shareholders will be held on Tuesday, July 2, 2019 at 4:00 p.m. (Israel time) at our executive offices at 1/3 High-Tech Village, Givat Ram, Jerusalem, Israel.

INTRODUCTION

We are a clinical-stage biotechnology company committed to engineering a targeted gene therapy to improve the standard of care for early-stage bladder cancer.

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	the “Company,” “we,” “us,” or “our” are references to Anchiano Therapeutics Ltd. and its subsidiaries;

•	“ADSs” means our American Depositary Shares, each representing five ordinary shares;

•	“Annual Meeting” means the 2019 Annual General Meeting of the Shareholders;

•	“Annual Report” means Amendment No. 1 to our Annual Report on Form 20-F, which was filed with the SEC on April 24, 2019. Our Annual Report is available on the SEC’s website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il and our website at www.anchiano.com;

•	“Companies Law” means the Israeli Companies Law, 1999;

•	“dollars,” “U.S. dollars” or “$” mean United States dollars;

•	“ISA” means the Israel Securities Authority;

•	“Nasdaq” means the Nasdaq Stock Market LLC;

•	“NIS” means New Israeli Shekels, the official currency of the State of Israel;

•	“ordinary shares” means our ordinary shares, no par value;

•	“SEC” means the United States Securities and Exchange Commission; and

•	“TASE” means the Tel Aviv Stock Exchange.

On May 24, 2019, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.605 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on the exchange rate, as quoted by the Bank of Israel, as of such date.

PURPOSE OF THE ANNUAL MEETING

It is proposed that the following resolutions be adopted at the Annual Meeting:

1.	to reelect Dr. Frank G. Haluska, Dr. Stephen J. Hoffman, Mr. Robert T. Connelly, Mr. Reginald L. Hardy, Dr. Lawrence Howard, Mr. Isaac T. Kohlberg and Mr. Dennison T. Veru as directors of the Company;

2.	to approve the compensation payable to our directors;

3.	to approve the compensation package payable to Dr. Frank G. Haluska, our Chief Executive Officer;

4.	to approve an amendment to our Compensation Policy, regarding the vesting schedule of equity grants to our directors and certain executive officers; and

5.	to approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors, and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

In addition, our consolidated financial statements for the year ended December 31, 2018 and related auditors’ report will be reviewed and considered at the Annual Meeting.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES

General

A form of proxy for use at the Annual Meeting and a return envelope for the proxy are enclosed. If you hold ordinary shares traded on the TASE, you should deliver, mail (via registered mail or electronic mail) or fax your completed proxy, to arrive at least two business days prior to the date of the Annual Meeting, to the offices of the Company at:

Hand delivery or registered mail:

1/3 High-Tech Village

Givat Ram

P.O. Box 39264

Jerusalem 9139102, Israel

Attention: Corporate Secretary

Electronic mail:

avraham.hampel@anchiano.com

Fax:

+972-2-591-6107

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in each case together with a form of proof of ownership (‘ishur baalut’) as of the record date. Alternatively, you may vote TASE-traded ordinary shares of the Company via the electronic voting system of the ISA, up to 6 hours before the time fixed for the Annual Meeting. You should receive instructions about electronic voting from your broker.

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual Meeting. However, if a shareholder attends the Annual Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Annual Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Annual Meeting, as described above. If a shareholder makes a specification on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” nor a vote “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the ADSs, the Depositary shall endeavor (to the extent practicable and in accordance with applicable law and the articles of association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from a holder of ADSs on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the Shares, except that, if a holder of our ADSs does not provide the Depositary with voting instructions for an agenda item in the Annual Meeting in a timely manner, we may instruct the Depositary, if we reasonably do not know of any substantial opposition to such agenda item and the matter is not materially adverse to the interests of our shareholders, to treat the holder as giving a discretionary proxy to a person designated by us as to that matter.

Shareholder Proposals and Position Statements

In accordance with the Companies Law, (i) position statements with respect to any of the proposals at the Annual Meeting must be delivered to the Company no later than ten days prior to the date of the Annual Meeting and (ii) eligible shareholders, holding at least one percent of our outstanding ordinary shares, may present proper proposals for inclusion in the Annual Meeting by submitting their proposals to us within seven days following the date hereof and, if we determine that a shareholder proposal is appropriate to be added to the agenda of the Annual Meeting, we will publish a revised agenda in the manner set forth below.

If applicable, valid position statements or a revised agenda will be published by way of issuing a press release or filing a Form 6-K with the SEC and the ISA.

RECORD DATE; QUORUM; VOTING RIGHTS

Only shareholders of record at the close of business on June 3, 2019 will be entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. As of May 24, 2019, we had 37,099,352 issued and outstanding ordinary shares.

The quorum required at the Annual Meeting consists of at least two shareholders present in person or represented by proxy, within half an hour from the time appointed for holding the meeting, who hold or represent, in the aggregate, at least 25% of the voting rights in the Company.  If the Annual Meeting is adjourned for lack of a quorum, it will be adjourned to the following business day, at the same time and place (i.e. it will be adjourned to Wednesday, July 3, 2019, at 4:00 p.m. (Israel time)), or to a different date, as shall be determined by our Board of Directors in a notice to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the adjourned meeting, any one shareholder present in person or by proxy, shall constitute a quorum.

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SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership by all shareholders who, to our knowledge, own beneficially more than 5% of our ordinary shares as of May 24, 2019:

	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Clal Biotechnology Industries Ltd. (1)	9,307,662	23.57%
Shavit Capital Funds (2)	8,868,555	21.67%
Access Industries Holdings LLC (3)	6,521,735	17.58%
Edgewater Partner Holdings Ltd. (4)	1,923,077	5.18%
Palisade Medical Equity I, LP (5)	1,882,700	5.07%

(1)	The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13D on February 21, 2019, and consists of 6,585,081 ordinary shares, 326,085 ordinary shares represented by 65,217 ADSs and warrants to purchase 2,396,496 ordinary shares. To the best of our knowledge, Clal Industries Ltd. owns 47% of the outstanding shares of, and controls Clal Biotechnology Industries Ltd. (“CBI”) (TASE: CBI). The remaining 53% of CBI’s outstanding shares are publicly-held and listed on the TASE. Clal Industries Ltd. is wholly owned by Access AI Ltd., which is owned by AI Diversified Holdings S.à.r.l., which is owned by AI Diversified Parent S.à.r.l., which is owned by AI Diversified Holdings Limited (“AIDH Limited”). AIDH Limited is controlled by AI SMS L.P. (“AI SMS”). Access Industries Holdings LLC (“AIH”) owns a majority of the equity of AI SMS, and Access Industries, LLC (“LLC”) holds a majority of the outstanding voting interests in AIH. Access Industries Management, LLC (“AIM”) controls LLC and AIH, and Len Blavatnik controls AIM. The address of each of Clal Industries Ltd. and CBI is Triangle Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of each of foregoing other than Clal Industries Ltd. and CBI is 40 West 57th Street, 28th Floor, New York, NY 10019.

(2)	Consists of 4,968,944 ordinary shares, 65,215 ordinary shares represented by 13,043 ADSs and warrants to purchase 3,834,396 ordinary shares. To the best of our knowledge, the general partner of Shavit Capital Fund III (US), L.P. and Shavit Capital Fund 3 (Israel), L.P. is Shavit Capital Fund 3 GP, L.P., which is managed by Shavit Capital Management 3 (GP) Ltd. in its capacity as the general partner. The general partner of Shavit Capital Fund IV (US), L.P. and Shavit Capital Fund 4 (Israel), L.P. is Shavit Capital Fund 4 GP, L.P., which is managed by Shavit Capital Management 4 (GP) Ltd. in its capacity as the general partner. The controlling shareholder of Shavit Capital Management 3 (GP) Ltd. and Shavit Capital Management 4 (GP) Ltd. is a company, the controlling shareholder of which is Gary Leibler. Therefore, Mr. Leibler may be deemed to control the investment decisions of the Funds. The address of each of the foregoing other than Mr. Leibler is Jerusalem Technology Park, Building 1B, Box 70, Malha, Jerusalem, 96951 Israel. The address of Mr. Leibler is 4a Gidon Street, Jerusalem 9350604 Israel.

(3)	The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13D on February 21, 2019, and consists entirely of ordinary shares represented by 1,304,347 ADSs purchased in our February 2019 initial public offering. Prior to our initial public offering, Access Industries Holdings LLC did not beneficially own any of our outstanding securities. For more information on Access Industries Holdings LLC, see footnote (1) above.

(4)	Consists entirely of ordinary shares. Edgewater Partner Holdings Ltd. is beneficially owned by Mr. Youqiang Yu, and as such, Mr. Yu may be deemed to beneficially own the ordinary shares beneficially owned by Edgewater Partner Holdings Ltd. The shareholder’s business address is c/o Edgewater Partner Holdings Ltd., Novasage Chambers, Level 2, CCCS Building, Beach Road, Apia, Samoa.

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(5)	The beneficial ownership is based on the latest available filing made with the SEC on Schedule 13D/A on February 25, 2019, and consists of 1,848,200 ordinary shares held by Palisade Medical Equity I, LP (“Palisade”) and 6,900 ADSs representing 34,500 ordinary shares held by Dennison Veru, the managing member, co-chairman and chief investment officer of Palisade Capital Management, L.L.C. (“PCM”), Palisade’s investment manager, and a member and president of Palisade Medical Equity Holdings I, LL, Palisade’s general partner. In addition, Mr. Veru is a member of our board of directors. Palisade is beneficially owned by Alison Berman, the president and chief executive officer of PCM. As such, Ms. Berman may be deemed to beneficially own the ordinary shares beneficially owned by Palisade. The business address of Ms. Berman and Mr. Veru is c/o Palisade Medical Equity, One Bridge Plaza, Suite 695, Fort Lee, NJ 07024.

The following table lists, as of May 24, 2019, the number of our ordinary shares beneficially owned by each of our directors and executive officers and our directors and executive officers as a group:

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage(1)
Directors and executive officers
Dr. Frank G. Haluska(2)	1,337,738	3.49%
Jonathan Burgin(3)	64,037	*
Dr. David Kerstein	—	—
Dr. Ron Knickerbocker(4)	31,875	*
Dr. Michal Gilon Ohev-Zion(5)	27,254	*
Sean Daly(6)	16,875	*
Dr. Stephen J. Hoffman	—	—
Ruth Alon(7)	177	*
Robert T. Connelly	—	—
Reginald L. Hardy	—	—
Dr. Lawrence Howard	—	—
Isaac T. Kohlberg	—	—
Efrat Makov	—	—
Dennison T. Veru(8)	34,500	*
All directors and executive officers as a group (14 persons)	1,512,456	3.93%

*          Represents beneficial ownership of less than one percent (1%).

(1)       Percentage ownership based on 37,099,352 ordinary shares outstanding as of May 24, 2019.

(2)       Consists of 62,112 ordinary shares, warrants to purchase 47,931 ordinary shares, and options to purchase 422,086, 107,593, 16,113 and 681,903 ordinary shares exercisable within 60 days of May 24, 2019, with respective exercise prices of $2.60, $2.90, $2.90 and $3.67. These options expire respectively on December 18, 2026, May 10, 2027, July 19, 2027 and June 28, 2028.

(3)       Consists of options to purchase 3,533, 4,504, 6,000 and 50,000 ordinary shares exercisable within 60 days of May 24, 2019 with respective exercise prices of NIS 246.27, NIS 23.44, NIS 12.10 and NIS 9.10. These options expire on September 26, 2021, May 10, 2024, April 28, 2025 and September 9, 2027.

(4)       Consists entirely of options to purchase ordinary shares exercisable within 60 days of the date of May 24, 2019, with an exercise price of $4.00. These options expire on March 4, 2028.

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(5)       Consists of options to purchase 236, 1,766, 2,252, 3,000 and 20,000 ordinary shares exercisable within 60 days of May 24, 2019, with respective exercise prices of NIS 242.03, NIS 86.62, NIS 23.44, NIS 12.10 and NIS 9.10. These options expire on March 6, 2021, April 20, 2023, May 10, 2024, April 28, 2025 and September 9, 2027.

(6)       Consists entirely of options to purchase ordinary shares exercisable within 60 days of May 24, 2019, with an exercise price of $4.00. These options expire on March 4, 2028.

(7)       Consists entirely of options to purchase ordinary shares exercisable within 60 days of May 24, 2019, with an exercise price of NIS 9.10. These options expire on September 9, 2027.

(8)       Consists of 6,900 ADSs representing 34,500 ordinary shares.

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ITEM 1

ELECTION OF DIRECTORS

Background

Our directors are elected at each annual meeting of shareholders. We are presenting seven (7) nominees for election as directors at the Annual Meeting, each of whom is a current member of our Board of Directors. If re-elected, each of the nominees (i) will hold office until the next annual general meeting, unless his or her office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law and (ii) will be entitled to receive the compensation described in Item 2 (if such Item is approved). Each of Ms. Ruth Alon and Ms. Efrat Makov will continue to serve as directors of the Company until the annual general meeting of shareholders in 2020, unless her office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

Subject to the election of the proposed nominees in this Item 1, the size of our Board of Directors will be nine (9) directors, each of whom, with the exception of Dr. Frank G. Haluska, qualifies as an independent director under the corporate governance standards of the Nasdaq rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. Our Board of Directors has determined that we require at least one (1) director with the requisite financial and accounting expertise and that Dr. Lawrence Howard, Ms. Ruth Alon, Mr. Reginald L. Hardy, Ms. Efrat Makov and Mr. Dennison T. Veru have such expertise

The nominees, their present principal occupation or employment of each, the year in which each first became a director of the Company and a brief biography are set forth below. For details about beneficial ownership of our Shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” Such information is based upon the records of the Company and information furnished to it by the nominees.

For details about compensation paid or payable to these nominees if elected, see below under the caption “Executive Compensation,” our compensation policy and Item 2 of this Proxy Statement.

Name	Age	Director Since	Position
Dr. Frank G. Haluska	60	2016	Chief Executive Officer and Director
Dr. Stephen Hoffman(2),(3)	65	2018	Chairman of the Board of Directors
Robert T. Connelly(1),(3)	59	2018	Director
Reginald L. Hardy(2),(3)	61	2016	Director
Dr. Lawrence Howard(1)	66	2016	Director
Isaac T. Kohlberg(2)	67	2017	Director
Dennison T. Veru(1)	58	2016	Director

(1)          Member of the Audit Committee.

(2)          Member of the Compensation Committee.

(3)          Member of the Corporate Governance & Nominating Committee.

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Dr. Frank G. Haluska has served as our Chief Executive Officer and a director since October 2016. He most recently served as Chief Medical Officer and Senior Vice President of Clinical R&D at ARIAD Pharmaceuticals, Inc., where he held overall responsibility for clinical development strategy. At ARIAD he led the clinical development and approval of ponatinib (marketed as Iclusig) in the United States, European Union and other territories, as well as the development of brigatinib (marketed as Alunbrig) approved in the United States by the FDA. Dr. Haluska graduated from Harvard College and the University of Pennsylvania School of Medicine, undertook medical training at Massachusetts General Hospital (MGH) and the Dana-Farber Cancer Institute (DFCI), and a fellowship at the Massachusetts Institute of Technology Center for Cancer Research. He became assistant professor of medicine at Harvard Medical School, and leader of the melanoma research programs at the MGH Cancer Center and the DFCI through the Dana-Farber Harvard Cancer Center. Subsequently he was deputy director of the Tufts New England Medical Center Cancer Center. He currently serves on the board of directors at Vedantra Pharmaceuticals, Inc.

Dr. Stephen J. Hoffman has served as a director and as Chairman of our board of directors since November 2018. Dr. Hoffman currently serves as Chief Executive Officer of Aerpio Pharmaceuticals, Inc. (Nasdaq: ARPO), a biopharmaceutical company focused on advancing treatments for ocular diseases. Prior to that, from February 2014 to November 2017, he served as Senior Advisor of PDL BioPharma, Inc., where he focused on product acquisition and structured debt and royalty monetization opportunities. From 2007 to 2014, Dr. Hoffman served as Managing Director of Skyline Ventures, a venture capital firm, and from 2003 to 2007 as a General Partner at TVM Capital, a venture and growth capital firm focused on biopharmaceuticals. From 1994 to 2002, Dr. Hoffman served as President, Chief Executive Officer and a director of Allos Therapeutics, Inc., a biopharmaceutical company developing and commercializing anti-cancer therapeutics, where he remained as its Chairman until its acquisition by Spectrum Pharmaceuticals, Inc. in 2012. Dr. Hoffman currently serves on the board of directors of Dicerna Pharmaceuticals, Inc. (Nasdaq: DRNA), AcelRx Pharmaceuticals, Inc. (Nasdaq: ACRX), Bicycle Therapeutics Ltd. and Palleon Pharmaceuticals, Inc. Dr. Hoffman completed a fellowship in clinical oncology and a residency and fellowship in dermatology, both at the University of Colorado. He holds a Ph.D. in chemistry from Northwestern University and an M.D. from the University of Colorado School of Medicine.

Robert T. Connelly has served as a director since November 2018. From June 2013 to June 2018, Mr. Connelly was Chief Executive Officer of Axcella Health, Inc., a clinical-stage therapeutics company developing endogenous modulators of metabolism to treat an array of diseases. Also from June 2013 to October 2018, Mr. Connelly served as Venture Partner of Flagship Pioneering, a private equity and venture capital firm specializing in healthcare including biotherapeutics, biotechnology and life sciences. From 2012 to 2013, Mr. Connelly was the founding Chief Executive Officer of WikiCell Designs Inc. and chairman of Aero Designs, which merged in 2013 to form Incredible Foods, Inc. From 2007 to 2012, Mr. Connelly was Chief Executive Officer of Pulmatrix, Inc. (Nasdaq: PULM), a pharmaceutical company developing inhaled drugs for respiratory diseases. Prior to Pulmatrix, Inc., from 2001 to 2007, he was the founding Chief Executive Officer and first employee of Domantis, a U.K.-based biotechnology company building a novel fully-human antibody fragment platform and pipeline. Mr. Connelly currently serves on the board of directors of Vedantra Pharmaceuticals. He received a B.S. in business administration from the University of Florida.

Reginald L. Hardy has served as a director since August 2016. Mr. Hardy is the co-founder and Chief Executive Officer of Brickell Biotech, Inc., a pharmaceutical company focused on developing novel drugs for the treatment of skin diseases. Prior to Brickell, he was the co-founder and President of Concordia Pharmaceuticals, Inc., an oncology drug development company acquired by Kadmon Corporation in 2011. From 1992 to 1998, he was a co-founder and the president of SANO Corporation, a pharmaceutical company focused on the development of novel transdermal drug delivery systems, that was acquired by Elan Corporation in 1998. Prior to SANO, Mr. Hardy held various corporate roles with IVAX Corporation, Key Pharmaceuticals, and Hoechst-Roussel Pharmaceuticals, Inc. He earned his B.S. in pharmacy from the University of North Carolina, Chapel Hill and an M.B.A. from the University of North Carolina, Greensboro.

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Dr. Lawrence Howard has served as a director since September 2016 and served as Chairman of our board of directors from February 2017 to November 2018. He has been a Senior Managing Director of Hudson Ventures since 1996. After practicing medicine from 1981 to 1988, he co-founded Presstek, Inc., a graphic arts technology company whose market value grew from $12 million to over $800 million under his direction. Dr. Howard served as President and Chief Executive Officer of Presstek from 1987 until 1992, and served on the Presstek board of directors for over twenty years. He was a Clinical Professor in the Department of Psychiatry at the Morsani College of Medicine at the University of South Florida, and the Entrepreneur-in-Residence and an Adjunct Professor at the University of South Florida Center for Entrepreneurship. In addition, Dr. Howard has worked since 2012 as a consultant to The Villages, the largest retirement community in the United States, assisting them in building a “state of the art” healthcare delivery system. Dr. Howard currently serves as chairman of the board of directors of iCAD, Inc. (Nasdaq:ICAD), a medical device manufacturer, and the University of New Hampshire Foundation Board of Trustees. He holds a B.S. in animal science from the University of New Hampshire and an M.D. from New York Medical College.

Isaac T. Kohlberg has served as a director since February 2017. He is the Senior Associate Provost and Chief Technology Development Officer at Harvard University. Previously, he was Chief Executive Officer of the Tel Aviv University Economic Corporation and Chief Executive Officer of RAMOT at Tel Aviv University, a technology transfer company. He served as Vice President at New York University Medical Center and Vice Provost of New York University. He also served as the Managing Director of Yeda R&D Company of the Weizmann Institute of Science. Mr. Kohlberg received a diploma in French cultural and historical studies from the University of Strasbourg, an M.B.A. from INSEAD and an LL.B. from Tel Aviv University.

Dennison T. Veru has served as a director since August 2016. Mr. Veru is Co-Chairman of Palisade Capital Management, an asset management company, and has been its Chief Investment Officer (Institutional) since 2000, with oversight responsibilities for all of Palisade’s investment strategies that trade publicly-traded securities. Mr. Veru previously held a variety of analytical positions at Drexel Burnham Lambert and later at Smith Barney. From 1992 through 1999, Mr. Veru was the President and Director of Research at Awad Asset Management and helped oversee the firm’s growth from start-up to more than $1 billion of small-cap institutional and high net worth assets. Prior to Awad, Mr. Veru held a variety of analytical roles at Drexel Burnham Lambert and later at Smith Barney Harris Upham. In addition to his professional responsibilities, Mr. Veru is a member of the Board of Overseers of the St. Luke’s and Roosevelt hospital, a member of the finance committee of the Dwight-Englewood School, and a member of the Board of the McCarton School for autistic children. He is a frequent guest on CNBC, Bloomberg News, Fox News and CNN, and also contributes market opinions to various financial publications. Mr. Veru holds a B.A. in government from Franklin & Marshall College.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. Except to the extent described herein, we do not have any understanding or agreement with respect to the future election of any of the nominees named.

In addition to the above nominees who are standing for reelection at the Annual Meeting, we have two other current directors, Ms. Ruth Alon and Ms. Efrat Makov. Ms. Alon and Ms. Makov served as external directors within the meaning of the Companies Law, until we opted out of the external director requirements following our initial public offering in the United States. In accordance with the relevant regulations under the Companies Law, they will continue to serve as directors until our annual meeting of shareholders in 2020, unless her office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law, and they are not up for reelection at the Annual Meeting. Biographical information concerning Ms. Alon and Ms. Makov is provided below for informational purposes only.

Ruth Alon, 67, has served as a director since September 2017. Ms. Alon is the founder and Chief Executive Officer of Medstrada Israel, a venture capital fund focusing on food and nutrition technologies. Between 1997 and 2016, Ms. Alon served as a general partner of Pitango Venture Capital. Prior to her tenure at Pitango, Ms. Alon held senior positions with Montgomery Securities from 1981 to 1987, Genesis Securities, LLC from 1993 to 1996, and Kidder Peabody & Co. from 1987 to 1993, as well as managing her own medical device independent consulting business in San Francisco from 1995 to 1996. Ms. Alon was the founder and chairperson of Israel Life Science Industry, a not-for-profit organization then representing the mutual goals of approximately 700 Israeli life science companies. She is also the co-founder of IATI, Israel Advanced Technology Industries, an umbrella organization for all high-tech and life sciences companies in Israel. She has a B.A. in economics from The Hebrew University of Jerusalem, Israel and an M.B.A. from Boston University.

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Efrat Makov, 51, has served as a director since September 2018. Ms. Makov currently serves as a director of BioLight Life Sciences Ltd., which is traded on the TASE. She served as the Chief Finance Officer of Alvarion Ltd., a global provider of autonomous Wi-Fi networks which at the time was listed on the Nasdaq Global Market, from 2007 to 2010. She previously served as Chief Finance Officer of Aladdin Knowledge Systems Ltd., an information security leader specializing in authentication, software DRM and content security, which was listed on Nasdaq, from 2005 to 2007. From 2002 to 2005, Ms. Makov served as Vice President of Finance at Check Point Software Technologies Ltd. (Nasdaq:CHKP), a worldwide leader in IT security. Ms. Makov is an Israel and U.S. Certified Public Accountant.

The Proposed Resolutions

It is proposed that the following resolutions be adopted at the Annual Meeting:

“RESOLVED, that Dr. Frank G. Haluska be reelected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Dr. Stephen J. Hoffman be reelected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Robert T. Connelly be reelected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Reginald L. Hardy be reelected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Dr. Lawrence Howard be reelected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Isaac T. Kohlberg be reelected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Dennison T. Veru be reelected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy (or, with regard only to TASE-traded ordinary shares, by electronic voting), and voting on the matter, is required for the approval of the election of each nominee.

The Board recommends a vote FOR the approval of each of the proposed nominees.

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Compensation of Executive Officers

For information concerning the compensation earned during 2018 by our five most highly compensated executive officers, including base salary, bonuses and equity-based compensation, please see “Item 6.B. Compensation—Individual Compensation of Office Holders” of our Annual Report.

ITEM 2

COMPENSATION PAYABLE TO OUR DIRECTORS

Background

At the Annual Meeting, you will be asked to approve the compensation described below to be paid to each of our directors (except for Dr. Frank Haluska, our Chief Executive Officer, who will not receive compensation for serving as a director; see Item 3 below). Under the Companies Law, the terms of compensation of a director of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders. On February 10, 2019, our shareholders approved amendments to our Compensation Policy to allow the below compensation terms. On May 21, 2019, our Compensation Committee and Board of Directors found that the following compensation terms comply with our Compensation Policy and approved these compensation terms, subject to approval by our shareholders.

We propose to pay our directors (other than Dr. Frank Haluska) the following compensation, which will be paid in four equal, quarterly installments:

•	An annual fee of $35,000 for each director ($70,000 for the chairperson);

•	An annual fee of $7,500 for each Audit Committee member ($15,000 for the committee chairperson);

•	An annual fee of $5,000 for each Compensation Committee member ($10,000 for the committee chairperson);

•	An annual fee of $3,750 for each Corporate Governance & Nominating Committee member ($7,500 for the committee chairperson); and

•	An allocation of non-qualified options to each director to purchase 55,000 shares (equivalent to 11,000 ADSs), vesting over three years (1/3 after one year, followed by 1/12 at the end of each calendar quarter thereafter), expiring one year following the director’s cessation of service but no longer than ten years from the date of allocation, with an exercise price equal to the closing price on Nasdaq immediately prior to the Annual Meeting. Options issued to U.S.-resident directors shall be non-qualified, while options issued to Israel-resident directors shall be issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961.

Our Compensation Committee and Board of Directors noted in their approval of the proposed compensation that such compensation is intended to compensate the directors for their services and their contributions to our development. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the need to attract highly-qualified directors, the amount of time and effort required of our directors and the compensation paid by similar companies. In light of all of the above, the Compensation Committee and Board of Directors stated that they believe that the proposed director compensation is in the best interests of the Company.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the compensation to be paid to our directors, as described in the Proxy Statement.”

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Required Vote

The affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy (or, with regard only to TASE-traded ordinary shares, by electronic voting), and voting on the matter, is required for the approval of the proposed resolution.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 3

CEO COMPENSATION

Background

Under the Companies Law, the terms of compensation of a chief executive officer of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

As stated in Item 1 above, Dr. Haluska has served as our Chief Executive Officer and a director since 2016. Consistent with our Compensation Policy, on May 21, 2019, our Compensation Committee and Board of Directors approved updates to the compensation package for Dr. Haluska as follows:

•	An annual salary of $480,000, commencing May 1, 2019; and

•	An allocation of non-qualified options to purchase 422,090 shares (equivalent to 84,418 ADSs), vesting over four years, with an exercise price equal to the closing price on Nasdaq immediately prior to the date of the Annual Meeting. Subject to the adoption of the proposal in Item 4 below, 1/16 of the allocation shall vest at the end of each calendar quarter following the allocation. Should the proposal in Item 4 not be adopted, 1/4 of the allocation shall vest after one year, and 1/6 shall vest at the end of each calendar quarter thereafter.

Our Compensation Committee and Board of Directors noted in their approval of the proposed compensation that such compensation is an appropriate incentive in consideration of Dr. Haluska’s ongoing and expected contribution to the Company’s growth. In addition, our Compensation Committee and Board of Directors determined that the proposed compensation of Dr. Haluska will comply with our Compensation Policy.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the compensation package for Dr. Frank Haluska, as described in the Proxy Statement.”

Required Vote

Under the Companies Law, approval of this matter requires the affirmative vote of a majority of the ordinary shares present, in person or by proxy (or, with regard only to TASE-traded ordinary shares, by electronic voting), and voting on the matter; provided that either (i) the shares voted in favor of the matter include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in the matter, as defined under the Companies Law or (ii) the total number of shares voted by the disinterested shareholders described in clause (i) against such resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

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The term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. To the knowledge of the Company, there is no shareholder who is a controlling shareholder.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the enclosed form of proxy will not create a personal interest.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted.

Although it is unlikely that any of the Company’s public shareholders has a personal interest in this matter, to avoid confusion, in the enclosed form of proxy card we refer to such a personal interest as a “personal benefit or other interest.” The proxy card includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unsure whether you can make this confirmation, please contact the Company’s Corporate Secretary, at +972-2-548-6555, for instructions on how to vote your Shares and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf. A shareholder who holds TASE-traded ordinary shares should indicate on the electronic voting form whether or not her or she is a controlling shareholder or has a personal interest.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 4

AMENDMENT OF COMPENSATION POLICY

Background

In accordance with the requirements of the Companies Law, we have adopted a Compensation Policy governing our “office holders” within the meaning of the Companies Law (broadly speaking, our directors, our chief executive officer, our corporate vice presidents, and other officers who report directly to our chief executive officer). Our Compensation Policy currently provides that the vesting of equity incentives granted to office holders begins one year after the date of grant.

We believe that this one-year “cliff” is appropriate only for an individual’s first grant of equity incentives. Once an individual has achieved a measure of seniority, we do not believe that a one-year delay is appropriate, and vesting can begin immediately. We are therefore proposing to amend our Compensation Policy to provide that that the requirement that vesting of equity incentives granted to office holders will begin one year after the individual first begins to serve as a director or first begins to provide services to us as an officer, as applicable, will apply only to the initial equity incentive grant to such individual. Following the recommendation of our Compensation Committee, our Board of Directors approved the proposed amendment and recommended that it be approved by shareholders.

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The Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve the amendment to the Company’s Compensation Policy, as described in the Proxy Statement, with immediate effect.”

Required Vote

Under the Companies Law, approval of this matter requires the affirmative vote of a majority of the ordinary shares present, in person or by proxy (or, with regard only to TASE-traded ordinary shares, by electronic voting), and voting on the matter; provided that either (i) the shares voted in favor of the matter include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in the matter, as defined under the Companies Law (see Item 3 above), or (ii) the total number of shares voted by the disinterested shareholders described in clause (i) against such resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted. See Item 3 above for information concerning the treatment of potential personal interests in the enclosed form of proxy card, and what you should do if you unable to confirm that you do not have a personal interest.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 5

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, or KPMG, served as our auditors since 2004.

At the Annual Meeting, our shareholders will be asked to approve the re-appointment of KPMG as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors.

KPMG has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of KPMG is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors. At the Annual Meeting, our shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors.

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The following table presents the aggregate fees for professional audit services and other services rendered by KPMG in the years indicated.

	Year Ended December 31, (Amounts in thousands)
	2017	2018
Audit fees (1)	$87	$187
Audit related fees(2)	0	0
Tax fees (3)	3	3
Other fees(4)	0	0
Total	$90	$190

(1)	Audit fees consist of fees billed or expected to be billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the TASE and SEC.
(2)	Tax services fees include fees billed for tax compliance services, including professional services rendered for tax compliance and tax advice, other than in connection with tax audit. Tax compliance involves audit of original and amended tax returns, tax planning and tax advice.
(3)	Tax fees include fees billed for tax compliance services that were rendered during the most recent fiscal year, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.
(4)	No other fees were billed by Somekh Chaikin to the Company during the years ended December 31, 2018 and 2017.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the reappointment of KPMG as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy (or, with regard only to TASE-traded ordinary shares, by electronic voting), and voting on the matter, is required for the approval of the proposed resolution.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

At the Annual Meeting, our audited Consolidated Financial Statements for the fiscal year ended December 31, 2018 and related auditor’s report will be presented for discussion, as required by the Companies Law.

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The said Consolidated Financial Statements and related auditor’s report as well as our Annual Report may be obtained for free from the SEC’s website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il, our website at www.anchiano.com or by directing the request to our corporate secretary. Any shareholder may also receive a copy of the said Annual Report, without charge, upon written request to the Company (attention: Corporate Secretary). None of the Consolidated Financial Statements, the related auditor’s report, our Annual Report and the contents of our website forms part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER MATTERS

The Board of Directors currently knows of no other business to be transacted at the Annual Meeting, other than as set forth in the Notice of 2019 Annual Meeting of Shareholders; but, if any other matter is properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Dr. Stephen Hoffman
Chairman of the Board

Date: May 28, 2019

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